Exhibit 12.1

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands)

Loss before income taxes	$(196,429)	$(208,898)	$(60,856)	$(8,793)	$(19,499)
Interest	5,784	4,830	259	39	438
Interest portion of rental expense	7,193	6,802	4,419	1,267	522
Earnings	$(183,452)	$(197,266)	$(56,178)	$(7,487)	$(18,539)
Interest	$5,784	$4,830	$259	$39	$438
Interest portion of rental expense	7,193	6,802	4,419	1,267	522
Fixed charges	$12,977	$11,632	$4,678	$1,306	$960
Deficiency of earnings to fixed charges	$(196,429)	$(208,898)	$(60,856)	$(8,793)	$(19,499)